Exhibit 99.3

Bookham Technology plc

14 November 2003

Oxfordshire, UK – 14 November 2003:  Bookham Technology plc announces that on 14 November 2003 it received notification from Aviva plc (formerly CGNU plc) (“Aviva”) that, following a sale of 71,000 ordinary shares in the Company on 12 November, its subsidiary Morley Fund Management Limited is now interested in 30,233,083 ordinary shares, representing approximately 13.97% of the current issued share capital of the Company, including a material interest in 19,014,520 shares (8.79%).  Aviva has the same interest.